UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04017331

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45335

RECD S.E.C.
MAR 4 2004
626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Huntington Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
41 South High Street, 9th Floor
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ari M. Altman (614) 480-3654
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1100 Huntington Center, 41 S. High Street	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ari M. Altman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Huntington Capital Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer
Title

Sandra Kay Bader
Notary Public

NOTARIAL SEAL STATE OF OHIO
SANDRA KAY BADER
Notary Public, State of Ohio
My Commission Expires 10-29-04

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Annual Audited Report

Huntington Capital Corp.

December 31, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.

ANNUAL AUDITED REPORT

DATE — December 31, 2003

Huntington Capital Corp.
(Name of Respondent)

41 S. High Street, Columbus, Ohio 43287
(Address of principal executive office)

Ari M. Altman
Huntington Capital Corp.
41 S. High Street
Columbus, Ohio 43287
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CONTENTS

ERNST & YOUNG

Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

Report of Independent Auditors

Board of Directors
and Stockholder of Huntington Capital Corp.

We have audited the accompanying statement of financial condition of Huntington Capital Corp., a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2003. This statement of financial condition is the responsibility of the management of Huntington Capital Corp. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Huntington Capital Corp. at December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

Huntington Capital Corp.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 13,779,754
Cash segregated for regulatory purposes	100,000
Deposit with clearing broker-dealer	100,000
Securities purchased under agreements to resell	5,850,000
Securities owned, at fair value	6,452,157
Securities borrowed	5,852,095
Accrued income and other assets	182,197
Total assets	**$32,316,203**
Liabilities and stockholder's equity	
Payable to affiliate	$ 508,545
Securities failed-to-receive	244,388
Securities sold, not yet purchased, at fair value	4,671,141
Securities sold under agreement to repurchase	1,061,316
Securities loaned	5,852,095
Income taxes payable to affiliate	657,728
Subordinated note payable to affiliate (subordinated to claims of general creditors)	5,000,000
Accrued expenses and other liabilities	5,026,820
Total liabilities	23,022,033
Stockholder's equity:	
Common stock without par value: 750 shares authorized; 10 shares issued and outstanding	100,000
Retained earnings	9,194,170
Total stockholder's equity	9,294,170
Total liabilities and stockholder's equity	**$ 32,316,203**

See accompanying notes.

HuntingtonCapital Corp.

Notes to Financial Statements

December 31, 2003

1. Summary of Significant Accounting Policies

Description of Business

Huntington Capital Corp. (HCC) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HCC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. Primary services offered by HCC include institutional sales and trading of securities, public finance, investment banking, and other financial advisory services.

HCC does not hold customer funds or securities. Securities are held in safekeeping with The Huntington National Bank (HNB), a wholly owned subsidiary of HBI, and other depository institutions.

Under clearing agreements, National Financial Services Corporation (NFS) clears transactions primarily for HCC's retail customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Effective December 31, 2003, proprietary inventory transactions, commission revenue, and related expenses are recorded on a trade date basis. Prior to this date, proprietary inventory transactions, commission revenue, and related expenses were recorded on a settlement basis. This change in accounting did not have a material impact on HCC's financial statements.

Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased, are carried at fair value. Fair value is generally based upon market prices or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. The unrealized gains and losses are included in revenues.

Huntington Capital Corp.

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Substantially all of HCC's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liability subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

2. Cash and Cash Equivalents

Cash and cash equivalents consist of a third party money market mutual fund and cash. Cash in the amount of $120,000 was held in a deposit account with HNB at December 31, 2003.

3. Cash Segregated for Regulatory Purposes

Cash of $100,000 that has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2003 consisted of the following:

Security	Securities Owned	Securities Sold, Not Yet Purchased
U.S. and Canadian government agency obligations	$ 4,772,473	$ 4,671,141
State and municipal obligations	1,429,098	---
Corporate obligations	247,286	---
Stocks and warrants	3,300	---
Totals	**$ 6,452,157**	**$ 4,671,141**

U.S. government agency obligations of $1,061,316 were subject to repurchase on January 2, 2004. HNB is the counterparty to the agreement.

5. Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require HCC to deposit cash, letters of credit, or other collateral with the lender. Securities loaned transactions reflect HCC's receipt of collateral in the form of cash or other collateral generally in excess of the fair value of the securities loaned. HCC monitors the fair value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

6. Security Transactions Not Yet Settled and Securities Failed to Receive

Liabilities to other broker-dealers related to transactions not yet settled are recorded at the amounts for which the securities were acquired and are paid upon receipt of the securities from the other broker-dealer. The liability for unsettled securities transactions amounted to $4,452,620 at December 31, 2003 and is included in accrued expenses and other liabilities. For securities failed to receive, HCC may purchase the underlying securities in the open market and seek reimbursement from the counterparty under industry guidelines.

7. Resale and Repurchase Agreements

Resale and repurchase agreements are collateralized financing transactions recorded at their contractual amounts including accrued interest. These agreements are generally collateralized by U.S. government and government agency securities. To collateralize these transactions, HCC obtains possession of securities purchased under resale agreements with a fair value in excess of the principal amount loaned plus accrued interest. This collateral in valued on a daily basis and HCC may require counterparties to deposit additional securities or return securities when appropriate.

8. Income Taxes

HCC is included in the consolidated federal income tax return of HBI. Under its tax sharing agreement with HBI, HCC provides and remits income taxes to or receives an income tax benefit from HBI. Income tax expense computed at the statutory rate of 35% differs from reported income tax expense principally because of tax-exempt interest income earned on securities owned by HCC. Income taxes paid by HCC to HBI in 2003 were $236,571.

9. Credit Arrangement with HBI

During 2003, HCC established a $100 million revolving debt agreement with HBI. Under the terms of this agreement, amounts borrowed carry a variable rate of interest at forty basis points above the one-month London InterBank Offered Rate (LIBOR). Interest is payable on the last day of each calendar quarter and at final maturity. Principal is payable at maturity, which is January 2, 2006. This arrangement also carries an annual fee of seven basis points, which is payable quarterly beginning March 31, 2004. As of December 31, 2003, there were no borrowings under this agreement.

HCC also has a $35,000,000 revolving debt agreement with Huntington Bancshares Financial Corporation (HBFC), a non-bank wholly owned subsidiary of HBI. This agreement carries an interest rate of 25 basis points above the weighted average daily rate of all outstanding HBFC commercial paper and matures on June 30, 2004. No borrowings were outstanding under this agreement as of December 31, 2003.

10. Subordinated Note Payable to Affiliate

HCC's $5,000,000 subordinated borrowing carries a rate of interest at fifty-five basis points above three-month LIBOR, which is adjusted quarterly, and is payable to HBI. The note matures on January 31, 2009, and is subordinate to claims of general creditors. The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers (NASD) and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for HCC's continued compliance with minimum net capital requirements, it may not be repaid. There was no change in the subordinated borrowing balance during the year ended December 31, 2003. Interest paid to HBI on this note during 2003 was $87,287.

11. Related Party Transactions

HNB, HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HCC. HCC was charged $1,224,857 for these services during 2003. Eligible employees of HCC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HCC also are covered under HBI's stock option plans. HCC was charged $309,723 for these benefits during 2003.

12. Commitments and Contingencies

HCC has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, securities sold but not yet purchased, and repurchase agreements. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon HCC's statement of financial condition.

13. Concentrations of Credit Risk

In the normal course of business, HCC's clearing activities involve the execution, settlement, and financing of various customer, correspondent, and proprietary securities transactions. These activities may expose HCC to risk in the event the customer or counterparty is unable to satisfy its contracted obligations and HCC has to purchase or sell the financial instrument underlying a contract at unfavorable market prices.

HCC is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HCC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HCC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

14. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1, HCC is required to maintain minimum net capital, as defined under such rule. At December 31, 2003, HCC had regulatory net capital of $13,474,727 or an excess of $13,065,929 over required net capital of $408,798 (the greater of $250,000 or 6.667% of aggregate indebtedness). In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1500%, of net capital. At December 31, 2003, the ratio of aggregate indebtedness to net capital was 46%.